November 30, 2006

Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	St. Jude Medical, Inc.
Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 1-12441

Dear Mr. Vaughn:

On behalf of St. Jude Medical, Inc. (St. Jude Medical or the Company), this letter is in reply to your comment letter dated November 7, 2006 with respect to the above referenced Form 10-K. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the staff’s letter. For ease of reference, the staff’s comments appear in italics immediately preceding the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2005

Exhibit 13. Portions of 2005 Annual Report to Shareholders

Consolidated Balance Sheets, page 24

1.

Please revise future filings to separately disclose any components of other current assets that exceeds 5% of total current assets. Please also separately disclose any components of other noncurrent assets that exceeds 5% of total noncurrent assets. Refer to Rule 5-02.8 and 5-02.17 of Regulation S-X.

We have reviewed the composition of the Company’s other current assets at December 31, 2005 and confirm that no components of other current assets exceed 5% of total current assets. In future filings, if any component of other current assets exceeds 5% of total current assets, we will separately disclose such components.

We note that Rule 5-02.17 of Regulation S-X requires that any components of other noncurrent assets must be separately disclosed if they exceed 5% of total assets. We have reviewed the composition of the Company’s other noncurrent assets at December 31, 2005 and confirm that no components of other noncurrent assets exceed 5% of total assets. In future filings, if any component of other noncurrent assets exceeds 5% of total assets, we will separately disclose such components.

Note 1. Summary of Significant Accounting Policies, page 27

Fiscal Year, page 27

2.

We note that although your fiscal years end on the Saturday nearest December 31, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2005, 2004 and 2003 for “simplicity of presentation”.

•	Please tell us the exact date of each of your last three fiscal year ends and clearly explain the adjustments you made in order to present the information as of December 31st of each year.

•	Tell us why management believes such presentation is appropriate.

•	For future periods, please date the financial statements as of the actual end of your fiscal periods.

The exact dates of each of our last three fiscal year ends were as follows:

•	Fiscal year end 2005: December 31, 2005
•	Fiscal year end 2004: January 1, 2005
•	Fiscal year end 2003: January 3, 2004

We did not make any adjustments in order to present the information as of December 31st of each year. Our use of December 31st in our presentation is simply a labeling convention.

We have presented (i.e. labeled) our consolidated financial statements “as of and for the periods ended December 31st” because we believe it simplifies the presentation and facilitates the investors’ reading of our financial statements. Two examples illustrate how our labeling convention simplifies the presentation and facilities the investors’ reading of our financial statements. First, we believe it may be confusing to investors when reading disclosure such as the following: “The allowance for doubtful accounts was $31.3 million at January 1, 2005 and $31.9 million at January 3, 2004.” Such disclosure actually discusses the balances at the end of our fiscal year 2004 and fiscal year 2003. We believe that many investors may misinterpret such a disclosure to be referring to balances at the end of our fiscal year 2005 and fiscal year 2004. Second, the actual dates of our fiscal year end 2008 and fiscal year end 2009 are January 3, 2009 and January 2, 2010, respectively. We believe that many investors may incorrectly attribute our use of “fiscal year end 2009” to relate to the fiscal year ended January 3, 2009 (our fiscal year end 2008).

We have consistently disclosed in our Summary of Significant Accounting Policies footnote that the Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31. Because we believe that our December 31st labeling convention facilitates investors’ reading of our financial statements, it is our preferred method of presentation for future periods.

Revenue Recognition, page 29

3.

You state that your products are sold to hospitals primarily through a direct sales force and, in certain international markets, through independent distributors. Please tell us and revise future filings to describe any special rights or incentives that you offer such as price protection, stock rotation, volume pricing or rebates. Tell us and revise future filings to disclose how these incentives impact your revenue recognition.

Approximately 7% of our sales are made through independent distributors, primarily in international markets. The standard terms and conditions of our sales to these customers do not provide for price protection, stock rotation, volume pricing or rebates. The Company does offer limited rights of return for defective product subject to our warranty provisions. We have disclosed as part of our warranty policy under Note 1 – Summary of Significant Accounting Policies that the Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. We note that there are no additional significant unusual terms or conditions with our distributors that would impact our revenue recognition or that we have determined should be disclosed.

For all customers, including distributors, the Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. We have also disclosed, as part of our revenue recognition policy under Note 1 – Summary of Significant Accounting Policies, that the Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

Note 2 – Acquisitions and Minority Investments, page 32

4.

It appears that the acquisitions of Savacor, Velocimed and ESI represent a series of immaterial acquisitions that are material in the aggregate. Tell us how you considered the guidance in paragraphs 54-55 of SFAS 141 in preparing your disclosures for the year ended December 31, 2005. In future filings, please provide all of the disclosures required by paragraphs 53-55 of SFAS 141 as appropriate.

Contemporaneously with the acquisition of Savacor, we determined that the acquisition was not within the scope of SFAS 141 because Savacor was a developmental stage enterprise and did not meet the criteria of a “business” as defined in EITF 98-3. Although not required, we voluntarily presented the fair values of the assets acquired and liabilities assumed for this asset purchase accounted for under SFAS 142. We believe that this presentation of the Savacor asset purchase was more transparent to investors and consistent with our presentation of the business combinations of Advance Neuromodulation Systems, Velocimed and ESI.

In preparing our disclosures for Velocimed and ESI for the year ended December 31, 2005, we considered the guidance in paragraphs 54-55 of SFAS 141 and determined that the pro forma disclosures were not required because the impact of these acquisitions, both individually and in the aggregate, was not material. We also disclosed this conclusion in the first paragraph of Note 2 – Acquisitions and Minority Investments.

In assessing the need for pro forma disclosures under paragraphs 54-55 of SFAS 141, the Company calculated that combined Velocimed and ESI revenue would have impacted the Company’s 2005 and 2004 revenue by less than 1% and 2%, respectively, if the business combinations would have been completed as of the beginning of the respective fiscal periods . We also calculated that Velocimed and ESI net earnings in the aggregate would have impacted both the Company’s 2005 and 2004 net earnings and net earnings per share by less than 2% and 5%, respectively, if the business combinations would have been completed as of the beginning of the respective fiscal periods. In addition, we concluded that there were no other qualitative or quantitative factors that would require the pro forma disclosures under paragraphs 54-55 of SFAS 141 to be provided.

Note 4 – Debt, page 38

2.80% Convertible Senior Debentures, page 38

5.

We note that in December 2005, you issued 2.80% Convertible Senior Debentures. The notes are convertible into shares of your common stock upon the occurrence of certain events. We further note that upon conversion, you are required to satisfy 100% of the principal amount solely in cash, with any amounts above the principal amount to be satisfied in shares of your common stock. Finally, we note that the Convertible Senior Debentures contain a put option whereby the holder can require you to repurchase for cash some or all of the Convertible Debentures. Tell us how you have applied the guidance in EITF 05-02, EITF 00-19 and SFAS 133 in evaluating whether the various features of your notes, including the conversion feature and the put option, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, please provide us with your analysis of paragraphs 12-32 of EITF 00-19 for each feature you have identified. With respect to the conversion feature, please address whether the Convertible Debentures meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 and paragraphs 7-8 of EITF 05-2.

Contemporaneously with the issuance of the 2.80% Convertible Senior Debentures (the Notes), we evaluated whether the conversion feature and the put option are embedded derivatives that should be accounted for separately from the debt host, recorded as liabilities and accounted for at fair value under SFAS 133. The following represents our evaluation and conclusions:

Conversion Feature

We concluded that the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the provisions of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

Analysis: Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if all of the following criteria are met:

a.	The economic characteristics and risks of embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Because the conversion feature is indexed to the stock (equity) of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Since the host contract is convertible debt, it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11 of SFAS 133, be a derivative instrument subject to the requirements of SFAS 133.

Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the conversion feature is indexed to the Company’s own stock it must be analyzed under EITF 01-06, and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19.

Indexed to the stock of the Company: EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the instrument meets the definition of “indexed to a company’s stock” as the instrument’s settlement value is indexed to the Company’s stock.

Classified in stockholders’ equity: Paragraph 4 of EITF 00-19 clarifies that the requirements of evaluating (under paragraphs 12-32) whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding is not applicable if the hybrid contract is a conventional convertible debt instrument.

The Notes closely resemble “Instrument C” described in EITF 90-19, which, upon conversion, require the issuer to satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. Upon conversion, the Notes require the Company to pay in cash up to par value and the conversion spread to be settled in shares of St. Jude Medical stock.

As clarified in paragraph 4 of EITF 03-7, the features of an Instrument C-type security (as described in EITF 90-19) are sufficiently different from conventional convertible debt; therefore, paragraphs 12-32 of EITF 00-19 should be applied in determining whether the conversion feature meets the criteria for classification as stockholders’ equity.

Further, paragraphs 7-8 of EITF 05-2 also clarified that only instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying EITF 00-19. Accordingly, the features of an Instrument C-type security (as described in EITF 90-19) do not satisfy this condition since upon settlement, the holder may realize the value of the conversion option in a combination of cash and stock.

Therefore, Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement, be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.

The requirements of paragraphs 12 through 32 of EITF 00-19 are to be considered in order to determine if the embedded derivative should be classified as a component of stockholders’ equity. The following table summarizes the Company’s analysis of the eight conditions of paragraphs 12 through 32 of EITF 00-19 as applied to the Notes:

	EITF 00-19 Requirements	St. Jude Medical Analysis
1.	The contract permits the company to settle in unregistered shares.	➢ Not applicable. All and any potential shares issuable upon conversion of the Notes are registered under our Registration Statement on Form S-3 as filed on December 5, 2005 (File No. 333-130138).
2.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

➢   The number of authorized and available common shares (approximately 132.1 million shares) exceed the number of shares needed to satisfy all existing commitments (approximately 46.1 million shares) and the maximum number of shares that could be issued to satisfy the conversion of the Notes (approximately 12.8 million shares).

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢ The contract contains an explicit limit. The maximum number of shares that could be issued to satisfy the conversion of the Notes is approximately 12.8 million shares.
4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	➢ There is no such requirement.

5.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

➢   There are no cash settled “top-off” or “make-whole” provisions. There are only stock settled “make-whole” provisions in the event of certain corporate transactions or a fundamental change as defined in the Notes. In the event of such a stock settled “make-whole” provision, the maximum number of shares issuable upon conversion of the Notes is approximately 12.8 million shares.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢ There is no such requirement.
7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢ There are no such provisions.
8.	There is no requirement in the contract to post collateral at any point or for any reason.	➢ There is no collateral requirement.

Under EITF 00-19, the conversion feature meets the definition of an equity instrument as the Notes met the eight conditions within paragraphs 12 through 32. We note that we have continued to evaluate these conditions on a quarterly basis, and determined that the conversion feature continues to meet the definition of an equity instrument as the Notes continue to meet the eight conditions within paragraphs 12 through 32.

In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the provisions of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

Put Option

The Notes contain the following put options:

1)

Put Option by Holder on Certain Dates: The holders of the Notes have the right to require St. Jude Medical to purchase the Notes for cash on December 15, 2006, December 15, 2008, December 15, 2010, December 15, 2015, December 15, 2020, December 15, 2025 and December 15, 2030. The purchase price payable will be equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest.

2)

Put Option by Holder Upon a Fundamental Change: If St. Jude Medical undergoes a fundamental change (as defined in the Notes) that occurs prior to December 15, 2006, then the holder can require St. Jude Medical to purchase all or a portion of the Notes for the principal amount of the Notes plus any accrued and unpaid interest.

We concluded that the put options are deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

Analysis: SFAS 133 does not require put options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that put options in debt that require the prepayment of principal are considered to be clearly and closely related to the debt instrument unless (1) the debt involves a substantial premium or discount and (2) the put option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133. In evaluating the put options under paragraph 61(d) of SFAS 133, we considered the guidance in DIG Issue B-16.

Because the amount paid upon settlement is only the repayment of principal at par, together with any unpaid accrued interest, and because the Notes do not involve a substantial premium or discount, the put options are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133. Paragraph 13(a) of SFAS 133 asks whether the hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment. In this case the holder of the instrument will recover substantially all of its initial investment because it will always receive the principal amount of the Notes plus any accrued and unpaid interest.

Paragraph 13(b) of SFAS 133 asks:

1)	Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract; and,

2)

For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?

The Notes do not have put options that would result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract. Therefore, the put options are deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

Note 11 – Segment and Geographic Information, page 50

6.

We note that effective January 1, 2005, you realigned your operating segments. We note that under the new structure, you have five operating segments. We further note that you have aggregated these operating segments into two reportable segments based upon their similar operational and economic characteristics. Please respond to the following:

•	Tell us how you considered the guidance in paragraph 17 of SFAS 131 in concluding that the Cardiac Rhythm Management, Cardiac Surgery and Neuromodulation segments qualify for aggregation.

•	Tell us how you considered the guidance in paragraph 17 of SFAS 131 in concluding that the Cardiology and Atrial Fibrillation segments qualify for aggregation.

In determining whether the Cardiac Rhythm Management, Cardiac Surgery and Neuromodulation (CRM/CS/Neuro) operating segments qualify for aggregation and in determining whether the Cardiology and Atrial Fibrillation (CD/AF) operating segments qualify for aggregation, we evaluated whether the aggregation would be consistent with the objective and basic principles of SFAS 131, whether the aggregated operating segments have common product and operational characteristics and whether the aggregated operating segments are expected to exhibit similar long-term financial performance.

The objective of SFAS 131 is to provide disclosures about the types of business activities in which an enterprise engages and the different economic environments in which it operates to help investors better understand the enterprise’s performance, better assess its prospects for future net cash flows and make more informed judgments about the enterprise as a whole. We believe that our existing segment presentation is consistent with this objective.

St. Jude Medical is a Company focused on one type of business – the development, manufacture and sale of medical device technology and services. Within this business, the Company has five operating segments that focus on the cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation therapy areas. The Company’s operating segments have the following common product and operational characteristics:

•	all products and services are similar in nature – medical device-based treatment of the human body;

•	substantially all products have similar cleanroom manufacturing processes, are subject to similar sterilization processes and undergo similar quality testing;

•	substantially all products are sold by our integrated sales organizations both in the United States and internationally; and,

•	substantially all products are subject to similar domestic and international regulatory rules and agencies, such as the FDA.

We also considered the expected long-term average gross margins (based upon our 5-year projections) of the operating segments in evaluating whether the aggregated operating segments are expected to exhibit similar long-term financial performance. Although our operating segments have common product and operational characteristics, they do not all have similar expected long-term average gross margins.

Because the future average gross margins for our Cardiac Rhythm Management, Cardiac Surgery and Neuromodulation operating segments are similar (an approximate 7% relative difference, or 5.9 percentage points), we have aggregated them as one reportable segment. Because the future average gross margins for our Cardiology and Atrial Fibrillation operating segments are also similar (less than 1% relative difference, or 0.5 percentage points), we have aggregated them as one reportable segment.

Please note that our current reportable segments reflect, and are consistent with, our prior discussions with the staff in March 2004. We also note that effective January 1, 2007, the Company is combining the Cardiac Surgery and Cardiology operating segments into a new Cardiovascular operating segment. Internal executive management appointments and internal management reporting will be effective January 1, 2007. Accordingly, we will have four operating segments under the new structure. We intend to aggregate the Cardiac Rhythm Management and Neuromodulation operating segments based upon our conclusions that the segments have common product and operational characteristics and are expected to exhibit similar long-term financial performance. We intend to aggregate the Cardiovascular and Atrial Fibrillation operating segments based upon our conclusions that the segments have common product and operational characteristics and are expected to exhibit similar long-term financial performance. Segment information for prior periods will be reclassified in 2007 to reflect the new segment structure.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 490-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer